Exhibit 99.1

Kohlberg Completes Additional Sell

Down of Position in Performance Sports Group

EXETER, NH — October 24, 2014 — Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) (the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, today announced that funds managed by Kohlberg Management VI, LLC (“Kohlberg”) have sold an aggregate of 2 million common shares of the Company for aggregate gross proceeds of Cdn $37,550,000.

Following the sale, Kohlberg continues to own the equivalent of approximately 5.3% of the Company’s issued and outstanding common shares on a non-diluted basis and remains one of the Company’s largest shareholders. The Company did not receive any proceeds from the sale and currently does not intend to issue any further press releases regarding Kohlberg’s ownership position, except as required by law.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Performance Sports Group

Tel 1-603-430-2111

media@performancesportsgroup.com